SULLIVAN & TRIGGS, LLP
A Registered Limited Liability Law Partnership

1230 Montana Avenue
Suite 201
Santa Monica, California 90403
Telephone: (310) 451-8300
Facsimile: (310) 451-8303

November 4, 2011

Writer's Direct Contact:
(310) 451-8301
ttriggs@sullivantriggs.com

VIA EDGAR AND OVERNIGHT DELIVERY

Susan Block
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:         Digital Domain Media Group, Inc.
Registration Statement on Form S-1
Originally Filed May 16, 2011
File No. 333-174248

Dear Ms. Block:

On behalf of Digital Domain Media Group, Inc. (the “Company”), we are transmitting for filing Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-174248) (the “Registration Statement”). A courtesy copy of the Amendment will be provided that is marked to show changes from Amendment No. 4 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2011.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated October 5, 2011, to which we respond in this letter. The relevant text of the Staff's comments has been included in bold in this letter. The headings and numbering below correspond to the headings and numbering in the Staff's letter.

Our Business and Growth Strategy, page 1

1.
Comment: We note the second to last paragraph in this section. For each period discussed, please revise to also separately disclose the portion of projected revenues from projects on which you have begun recognizing revenue and the portion of projected revenues from projects for which you have commenced preparations by reserving capacity and allocating resources. Additionally please revise to clarify the date after which “the remainder of the current fiscal year” begins.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 96 and 97 of the Amendment (i) to separately disclose, for each period discussed, the portion of projected revenues from projects on which the Company has begun recognizing revenue and the portion of projected revenues from projects for which the Company has commenced preparations by reserving capacity and allocating resources and (ii) to clarify that July 1, 2011 is the date on which “the remainder of the current fiscal year” begins.

2.	Comment: Please provide us with the basis for these projections.

Response: The Company has previously provided the Staff the requested basis for these projections supplementally for the Staff's informal review.

Our Work and Accolades, page 103

3.
Comment: We note your response to our prior comment nine. Given that you may not have provided all of the visual effects or may not have been the lead provider of visual effects for each film, please balance your disclosure to clarify that you were one of the visual effect companies that created visual effects or 3D conversion services for each of these films, as applicable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amendment to clarify that the Company was one of the visual effect companies that created visual effects or performed 3D conversion services for each of these films, as applicable.

Back Cover Page Artwork

4.
Comment: Similar to the text found on the inside cover page artwork, please briefly include text to accompany these images to clarify that the shown images were created by you, if true, and to indicate that you were one of several visual effect companies that created visual effects for those films.

Response: In response to the Staff’s comment, the Company has included explanatory text on the back cover page of the prospectus to clarify that the images on such page were created by the Company and to indicate that the Company was one of several visual effect companies that created visual effects for the films from which such images were taken.

*    *    *    *    *    *

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (310) 451-8301.

Very truly yours,

/s/ D. Thomas Triggs

D. Thomas Triggs, Esq.

Enclosure

cc:	Theresa Messinese
Lyn Shenk
John Dana Brown
Securities and Exchange Commission

John C. Textor, Chief Executive Officer
Jonathan Teaford, Chief Financial Officer
Edwin C. Lunsford, III, General Counsel
Digital Domain Media Group, Inc.

James W. McKenzie, Jr., Esq.
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
Counsel to the Underwriters

Brian A. Sullivan, Esq.
Owen M. Lewis, Esq.
Sullivan & Triggs, LLP
Counsel to Digital Domain Media Group, Inc.